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Attn: Securities and Exchange Commission

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

July 15, 2024

Re:	Youlife Group Inc.
Confidential Submission of the Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of our client, Youlife Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) relating to a business combination transaction (the “Business Combination”) contemplated by the business combination agreement dated May 17, 2024, by and among the Company, Distoken Acquisition Corporation (“Distoken”), a blank check company organized under the laws of the Cayman Islands, Xiaosen Sponsor LLC, a Cayman Islands limited liability company, Youlife I Limited, a wholly-owned Cayman Islands subsidiary of the Company, Youlife II Limited, a Cayman Islands exempted company and wholly-owned subsidiary of the Company, and Youlife International Holdings Inc., a Cayman Islands exempted company (“Youlife”). The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

This Draft Registration Statement also constitutes a draft notice of meeting and a proxy statement under Section 14(a) of the Securities and Exchange Act of 1934, as amended, with respect to the extraordinary general meeting of the shareholders of Distoken, at which the shareholders of Distoken will be asked to consider and vote upon proposals to approve the Business Combination and other related matters.

The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company has included in this initial submission of Draft Registration Statement (i) the audited consolidated financial statements of Youlife as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023, and (ii) the audited financial statements of Distoken as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023, (iii) the unaudited consolidated financial statements of Distoken as of March 31, 2024 and for each of the three-month periods ended March 31, 2023 and 2024, (iv) the unaudited pro forma condensed combined financial statements presenting the combination of the financial information of Youlife and Distoken.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at 86-10-8520-0700 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

Enclosure

CC:	Lidong Zhu, Chief Financial Officer, Youlife Group Inc.

Jian Zhang, Chairman and Chief Executive Officer, Distoken Acquisition Corporation

George Wu, Esq., Partner, DLA Piper UK LLP

James Chang, Esq., Partner, DLA Piper UK LLP

Richard I. Anslow, Esq., Partner, Ellenoff Grossman & Schole LLP